UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                        SEC FILE NUMBER: 333-5862

                                        CUSIP NUMBER: 64107P102

(Check One): [ ]Form 10-K [ ]Form 20-F [X]Form 10-Q [ ]Form N-SAR

          For Period Ended: September 30, 1996
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
 [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:

PART I - REGISTRANT INFORMATION

                               NET LNNX, INC.
                         (Full Name of Registrant)

                                   NONE
                        (Former Name if Applicable)

                        324 DATURA STREET, SUITE 150
                        (Address of Principal Office)

                       WEST PALM BEACH, FLORIDA 33401
                         (City, State and Zip Code)

                              (561) 832-8832
                  (Telephone Number, Including Area Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's accountants were unable to complete their review timely.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Raul E. Balsera, President    (561) 832-8832
     (Name)                      (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statement to be included in the subject report or portion thereof?

     [ ] Yes    [ ] No

if so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               NET LNNX, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 14, 1996BY:                 /s/Raul E. Balsera
                                              Raul E. Balsera, President